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March 2, 2017

VIA EDGAR

David Fredrickson, Chief Counsel

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Renren Inc. (File No. 001-35147)

Dear Mr. Fredrickson:

We are writing on behalf of our client, Renren Inc. (“Renren”), to respond to questions and requests for further information that were raised in our telephone conference with staff members of the Division of Corporation Finance on February 23, 2017.

Background

Renren has been asked by the staff of the Division of Investment Management of the Securities and Exchange Commission to dispose of certain assets so as to ensure that it is not deemed to be an investment company under the Investment Company Act of 1940 (the “1940 Act”). Because Renren’s investment assets are composed primarily of minority investments in private companies, it would not be feasible to distribute the assets pro rata to all of Renren’s shareholders directly or to contribute the assets to a registered investment company and distribute the shares of that registered investment company pro rata to all of Renren’s shareholders. To resolve this issue, the board of Renren has formed a special committee of disinterested directors (the “Special Committee”) with broad powers to negotiate the terms of the disposition of the assets to ensure that the process is fair from a procedural and substance perspective under Cayman Islands law.

Securities and Exchange Commission

March 2, 2017

The proposed transactions described in the telephone conference on February 23, 2017 and further described in more detail below (the “Transactions”) are designed to give the Special Committee the flexibility to structure the disposition of the assets in an orderly manner on the best available terms for the shareholders of Renren.

The Transactions as currently contemplated would comprise two private placements by OPI (as defined below) and a cash dividend by Renren. No offer and sale of a security will be made under the Transactions to any person who is not both an accredited investor as defined under Rule 501(a) of the Securities Act of 1933 (the “1933 Act”) and a qualified purchaser as defined under Section 2(a)(51) of the 1940 Act, nor will any security otherwise be delivered under the Transactions to Renren shareholders. No vote of Renren shareholders will be required or otherwise solicited to approve the Transactions.

The economic interests in Renren of those shareholders of Renren to whom no offer and sale is made and no security otherwise is delivered will change as a result of the Transactions, but this equally would be the case if Renren were to terminate one of its existing lines of business or sell assets to an unrelated (or related) third party for cash. We respectfully submit that it is neither the intent nor the effect of the 1933 Act to impose the registration and prospectus delivery provisions of Section 5 on a transaction where a security holder’s economic interest changes, even materially, if such change is not accompanied by the disposition of a security (including a new security that might be created as a result of a fundamental change in the nature of that security holder’s investment). To the extent that the Transactions do involve the offer and sale of securities, we believe that these offers are limited solely to the two private placements discussed below, each of which squarely fits within the exemption from registration provided by Rule 506(c) of Regulation D under the 1933 Act. Even if the constituent parts of the Transactions are viewed as a “unitary transaction,” we do not believe it would not give rise to any additional transaction(s) – by either Renren or OPI – that require registration or an exemption therefrom under the 1933 Act.

Preparation for the Transactions

Before the Transactions begin, a Cayman corporation to be named Oak Pacific Interactive (“OPI”) will be formed as a 100% wholly owned subsidiary of Renren. Renren currently has approximately 1.0 billion ordinary shares outstanding, and OPI will issue the same number of ordinary shares to Renren, such that both OPI and Renren will have the same number of shares outstanding at the time of the Transactions. After OPI has been formed, Renren will transfer most of its investment assets to OPI, together with its Woxiu business.1 Renren will retain its two core businesses – its historical social networking business and its newly developed internet finance business.

[1]	It is currently contemplated that the investment assets will consist of minority interests in 43 companies, loans to two other companies that are convertible into equity interests under certain conditions, and limited partnership interests in six investment funds. Of these 51 companies and investment funds, all but one are privately held. None of these companies or funds is consolidated in Renren’s financial statements.

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Securities and Exchange Commission

March 2, 2017

First Private Placement

OPI will offer and sell a minimum of approximately 800 million shares in a private placement (the “First Private Placement”) to a group of investors (the “First Group”). Each member of the First Group will be (i) an accredited investor under the 1933 Act, (ii) a qualified purchaser under the 1940 Act (a “Qualifying Shareholder”), and (iii) a shareholder of Renren. The First Private Placement will be made directly by OPI to Qualifying Shareholders in reliance on Rule 506(c).

Renren would like to make the opportunity to participate in the First Private Placement available to any interested Qualifying Shareholder. No subscription rights to participate in the First Private Placement, however, will be distributed (nor should be deemed to have been distributed) to any Renren shareholders in connection with the Transactions. Rather, OPI will approach certain previously identified Qualifying Shareholders and conduct a general solicitation in reliance on Rule 506(c) to identify other Qualifying Shareholders. OPI will determine, at its own discretion in consultation with Renren, which Qualifying Shareholders it will make offers and sales to and for how many shares of OPI.

As consideration for the sale of these OPI shares, each investor in the First Group will waive any cash dividend to be paid by Renren in an amount equal in value to the OPI shares that it receives, and Renren in turn will allow OPI to redeem, at par value, a number of OPI shares held by Renren equal to the number of OPI shares sold to the First Group.

Second Private Placement

In a separate offering, OPI will offer and sell approximately 200 million shares in a private placement (the “Second Private Placement”) to another group of investors (the “Second Group”), each of whom will be an accredited investor under the 1933 Act and a qualified purchaser under the 1940 Act. The Second Private Placement also will be conducted under Rule 506(c).

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Securities and Exchange Commission

March 2, 2017

The consideration provided by investors in the Second Private Placement will be cash. The Special Committee will determine, with the help of an independent valuation agent, the fair market value of OPI before the Transactions begin, and the Special Committee (on behalf of OPI) will negotiate the price to be paid by investors in the Second Group. As Renren announced in a press release on December 22, 2016, a group of Renren shareholders has made a preliminary non-binding proposal to acquire a portion of the OPI shares for cash at a price that would value OPI at $500 million, net of debt. For this reason, some Renren shareholders who are members of the First Group may also end up being members of the Second Group. However, the Special Committee has the authority and discretion to negotiate the sale and purchase of the OPI shares in the Second Private Placement with any investors, including investors that are not Renren shareholders, provided that they are accredited investors under the 1933 Act and qualified purchasers under the 1940 Act.

OPI will use the cash from the Second Private Placement to redeem, at their fair market value, the remaining OPI shares that are held by Renren following the redemption that is part of the First Private Placement. The closing of the First Private Placement will be conditional upon the closing of the Second Private Placement.

Cash Dividend

Shortly after the closing of the two private placements, Renren will declare a cash dividend pro rata to all of its shareholders. The amount of the cash dividend per share of Renren will be equal to the price per share of OPI that was paid by the Second Group (which, as noted above, will be negotiated before the Transactions begin). The cash dividend will be paid out promptly after the dividend has been declared. Since Qualifying Shareholders that participated in the First Private Placement will have waived their right to receive any such dividend, cash will only be paid to Renren shareholders who are either (i) not Qualifying Shareholders (“non-Qualifying Shareholders”) or (ii) Qualifying Shareholders that elected not to participate in the First Private Placement.

Conclusion

In closing, we do not believe the Transactions, even if viewed as a “unitary transaction,” result in the offer or sale of a security to any non-Qualifying Shareholder. In all cases, non-Qualifying Shareholders are entitled to and will only receive cash. Non-Qualifying Shareholders never will be offered nor will they receive any OPI security. Similarly, non-Qualifying Shareholders never will be offered nor will they receive any Renren security, including via (i) any Renren subscription right for OPI securities, as subscription rights are no longer part of the First Private Placement structure, (ii) the Renren cash dividend, which has none of the indicia of a statutory security, or (iii) the potential creation of a new (Renren) security arising from a fundamental change in the nature of the Renren business and any shareholders’ investment in such business, since the core business of Renren and rights and privileges of Renren shareholders will remain unchanged. Stated differently, there is no transaction in respect of the non-Qualifying Shareholders that will trigger the registration provisions of the 1933 Act.

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Securities and Exchange Commission

March 2, 2017

If you have any questions regarding the above, please contact the undersigned by phone at +852-3740-4891 or via e-mail at will.cai@skadden.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Renren Inc.

Joseph Chen, Chairman and Chief Executive Officer

Thomas Jintao Ren, Chief Financial Officer

Skadden, Arps, Slate, Meagher & Flom LLP
Andrew Brady, Esq.

Adrian J. Deitz, Esq.

Z. Julie Gao, Esq.

Kenneth W Chase, Esq.

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